BCAP LLC

745 Seventh Avenue

New York, New York  10019

June 21, 2010

Via EDGAR Transmission and Email

Ms. Michelle Lacko

Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

BCAP LLC
Amendment No. 2 to Registration Statement on Form S-3
Filed June 8, 2010
File No. 333-165440 (the “Registration Statement”)

Ms. Lacko:

BCAP LLC (the “Company”) filed Amendment No. 2 to Registration Statement on Form S-3 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) on June 8, 2010 (File No. 333-165440).

The Company hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to June 23, 2010 at 4 p.m., or as soon thereafter as practicable.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter is being emailed to you and filed on EDGAR as non-public correspondence.

Very truly yours,

BCAP LLC

By:  /s/ Ian W. Sterling

Name:   Ian W. Sterling

Title:     Assistant Secretary

cc:  Edward E. Gainor, Bingham McCutchen LLP